SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: July 2015

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Warren East to step down from BT Board dated 22 April 2015
Enclosure 2	Total Voting Rights dated 30 April 2015
Enclosure 3	Director/PDMR Shareholding dated 12 May 2015
Enclosure 4	Director/PDMR Shareholding dated 13 May 2015
Enclosure 5	Director/PDMR Shareholding dated 19 May 2015
Enclosure 6	Transaction in Own Shares dated 27 May 2015
Enclosure 7	Transaction in Own Shares dated 28 May 2015
Enclosure 8	Total Voting Rights dated 29 May 2015
Enclosure 9	Transaction in Own Shares dated 29 May 2015
Enclosure 10	Transaction in Own Shares dated 01 June 2015
Enclosure 11	Transaction in Own Shares dated 02 June 2015
Enclosure 12	Transaction in Own Shares dated 03 June 2015
Enclosure 13	Transaction in Own Shares dated 04 June 2015
Enclosure 14	Transaction in Own Shares dated 05 June 2015
Enclosure 15	Transaction in Own Shares dated 08 June 2015
Enclosure 16	Transaction in Own Shares dated 09 June 2015
Enclosure 17	Transaction in Own Shares dated 10 June 2015
Enclosure 18	Transaction in Own Shares dated 11 June 2015
Enclosure 19	Director/PDMR Shareholding dated 12 June 2015
Enclosure 20	Transaction in Own Shares dated 12 June 2015
Enclosure 21	Transaction in Own Shares dated 15 June 2015
Enclosure 22	Transaction in Own Shares dated 16 June 2015
Enclosure 23	Transaction in Own Shares dated 17 June 2015
Enclosure 24	Transaction in Own Shares dated 18 June 2015
Enclosure 25	Director/PDMR Shareholding dated 19 June 2015
Enclosure 26	Transaction in Own Shares dated 19 June 2015
Enclosure 27	Transaction in Own Shares dated 22 June 2015
Enclosure 28	Transaction in Own Shares dated 23 June 2015
Enclosure 29	Transaction in Own Shares dated 24 June 2015
Enclosure 30	Transaction in Own Shares dated 25 June 2015
Enclosure 31	Transaction in Own Shares dated 26 June 2015
Enclosure 32	Transaction in Own Shares dated 29 June 2015
Enclosure 33	Total Voting Rights dated 30 June 2015

Enclosure 1
22 April 2015

WARREN EAST TO STEP DOWN FROM BT BOARD

Following today's  announcement of Warren East's appointment as Chief Executive of Rolls-Royce with effect from 2 July 2015, Warren will be stepping down as a BT non-executive director on 31 May 2015.

Warren, previously CEO of ARM Holdings, joined BT in February 2014 and is a member of the BT Pensions, Audit & Risk and Technology Committees.

Sir Michael Rake, BT Chairman said "Warren has made an immense contribution during his time at BT and I congratulate him on this important appointment."

Warren said ''I've really enjoyed my all too brief time on the board of BT. The technology, and the people are excellent enabling the UK to benefit from world class communications and all the benefits that brings. I wish the company great success which it surely deserves."

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Enclosure 2

Thursday 30 April 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 866,369 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,372,360,883.

The above figure (8,372,360,883) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director
KAREN RICHARDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class ), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
KAREN RICHARDSON

8. State the nature of the transaction
PURCHASE OF SHARES

9. Number of shares , debentures or financial instruments relating to shares acquired
250 AMERICAN DEPOSITARY SHARES (BEING 2,500 ORDINARY SHARES)

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares , debentures or financial instruments relating to shares disposed
N/A

12. Percentage of issued class disposed (  reasury shares of that class should not be taken into account when calculating percentage)
N/A

13. Price per share or value of transaction
US$73.1802 PER SHARE

14. Date and place of transaction
11 MAY 2015, BOSTON MA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
1,025 AMERICAN DEPOSITARY SHARES (10,250 ORDINARY SHARES)

16. Date issuer informed of transaction
11 MAY 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
N/A…………………

18. Period during which or date on which it can be exercised
N/A………………………

19. Total amount paid (if any) for grant of the option
N/A………………………

20. Description of  shares or debentures involved ( class and number)
N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………

22. Total number of shares or debentures over which options held following notification
N/A……………………

23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

12 MAY 2015

END

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the Shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the Shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
BT GROUP PLC

2. State whether the notification relates to

 (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
 (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities / director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities / director named in 3 and identify the connected person
ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the
Person referred to in 3 or 4 above or in respect of a non-beneficial interest
VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of
Shares held by each of them
ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 416,719

TONY CHANMUGAM

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 391,131

LUIS ALVAREZ

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 130,497

JOHN PETTER

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 111,854

CLIVE SELLEY

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 120,627

NIGEL STAGG

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 131,594

GRAHAM SUTHERLAND

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 111,854

10. Percentage of issued class acquired ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 196,250

TRANSFER TO KAREN PATTERSON (SPOUSE) - 3,246

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 184,200

TRANSFER OF SHARES TO FARS CHANMUGAM CHARITABLE TRUST - 40,000

FURTHER SALE OF SHARES - 166,931

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 55,656

JOHN PETTER

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 52,677

ADDITIONAL SHARES SOLD - 59,177

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 56,809

ADDITIONAL SHARES SOLD - 63,818

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 61,973

ADDITIONAL SHARES SOLD - 69,621

GRAHAM SUTHERLAND

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 52,677

ADDITIONAL SHARES SOLD - 59,177

12. Percentage of issued class disposed ( treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction
£4.69

14. Date and place of transaction

11 MAY 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,316,128 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      516,553 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,789,987 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 574,882 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      521,229 SHARES
BT GROUP INCENTIVE SHARE PLAN:      831,429 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 431,823 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      193,971 SHARES
BT GROUP INCENTIVE SHARE PLAN:      401,806 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 122,359 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      192,518 SHARES
BT GROUP INCENTIVE SHARE PLAN:      326,235 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 320,962 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      202,682 SHARES
BT GROUP INCENTIVE SHARE PLAN:      383,204 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

NIGEL STAGG

PERSONAL HOLDING: 387,396 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      214,809 SHARES
BT GROUP INCENTIVE SHARE PLAN:      324,946 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 111,502 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      189,293 SHARES
BT GROUP INCENTIVE SHARE PLAN:      325,628 SHARES

16. Date issuer informed of transactions

12 MAY 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of Shares or debentures involved ( class and number)
N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

13 MAY 2015

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

GAVIN PATTERSON

TONY CHANMUGAM

JOHN PETTER

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE – 386 SHARES

GAVIN PATTERSON – 386 SHARES

TONY CHANMUGAM – 386 SHARES

JOHN PETTER – 386 SHARES

CLIVE SELLEY – 386 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

465.81 pence

14. Date and place of transaction

18 MAY 2015 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  131,238 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 6,525 SHARES.

GAVIN PATTERSON

PERSONAL HOLDING: 2,316,514 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           516,553 SHARES
BT GROUP INCENTIVE SHARE PLAN:   1,789,987 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 575,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           521,229 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           831,429 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

JOHN PETTER

PERSONAL HOLDING: 122,745 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           192,518 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           326,235 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 321,348 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           202,682 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           383,204 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,657 SHARES

16. Date issuer informed of transaction

18 MAY 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH – 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

19 MAY 2015

END

Enclosure 6

27 May 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 874,277 ordinary shares at a price of 457.979 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 1,532,383 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,371,694,869.

The above figure 8,371,694,869 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 7

28 May 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,525,000 ordinary shares at a price of 453.1553 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 3,057,383 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,370,169,869.

The above figure 8,370,169,869 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 8

Friday 29 May 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 May 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 3,057,383 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,370,169,869.

The above figure (8,370,169,869) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 9

29 May 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,580,000 ordinary shares at a price of 449.6619 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 4,637,383 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,368,589,869.

The above figure 8,368,589,869 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 10

1 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,562,960 ordinary shares at a price of 447.1208 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 6,200,343 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,367,026,909.

The above figure 8,367,026,909 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 11

2 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,600,000 ordinary shares at a price of 442.3581 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 7,768,864 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,365,458,388.

The above figure 8,365,458,388 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 12

3 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,576,809 ordinary shares at a price of 446.4977 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 9,345,673 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,363,881,579.

The above figure 8,363,881,579 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 13

4 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,575,000 ordinary shares at a price of 443.6015 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 10,920,673 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,362,306,579.

The above figure 8,362,306,579 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 14

5 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,600,000 ordinary shares at a price of 439.9689 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 12,520,673 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,360,706,579.

The above figure 8,360,706,579 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 15

8 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,610,000 ordinary shares at a price of 442.8913 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 14,130,673 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,359,096,579.

The above figure 8,359,096,579 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 16

9 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,478,175 ordinary shares at a price of 441.5675 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 15,233,534 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,357,993,718.

The above figure 8,357,993,718 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 17

10 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,478,000 ordinary shares at a price of 444.3764 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 16,711,534 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,356,515,718.

The above figure 8,356,515,718 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 18

11 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,453,000 ordinary shares at a price of 449.119 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 18,164,534 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,355,062,718.

The above figure 8,355,062,718 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 19

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE INDIVIDUAL UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE INDIVIDUAL UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

10 June 2015 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

CLIVE SELLEY

PERSONAL HOLDING:   321,348 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           202,682 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           383,204 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,055 SHARES

16. Date issuer informed of transaction

10 JUNE 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

10 JUNE 2015

18. Period during which or date on which it can be exercised

01 AUGUST 2020 – 31 JANUARY 2021

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.76

22. Total number of shares or debentures over which options held following notification

CLIVE SELLEY

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,055 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH – 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

12 JUNE 2015

END

Enclosure 20

12 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,443,732 ordinary shares at a price of 451.4901 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 19,608,266 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,353,618,986.

The above figure 8,353,618,986 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 21

15 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,430,000 ordinary shares at a price of 453.0402 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.  Following the above purchase, BT Group plc holds 21,038,266 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,352,188,986.

The above figure 8,352,188,986 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 22

16 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,436,000 ordinary shares at a price of 445.8067 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 22,446,088 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,350,781,164.

The above figure 8,350,227,164 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 23

17 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,457,215 ordinary shares at a price of 449.4941 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 23,903,303 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,349,323,949.

The above figure 8,349,323,949 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 24

18 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,326,954 ordinary shares at a price of 450.3156 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 25,230,257 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,347,996,995.

The above figure 8,347,996,995 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 25

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

LUIS ALVAREZ

JOHN PETTER

CLIVE SELLEY

NIGEL STAGG

GRAHAM SUTHERLAND

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 865,341
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   98,004

TONY CHANMUGAM

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 402,372
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   52,946

LUIS ALVAREZ

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 199,762

JOHN PETTER

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 198,428
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   34,987

CLIVE SELLEY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 221,479
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   20,766

NIGEL STAGG

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 162,935
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   26,615

GRAHAM SUTHERLAND

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN – 187,449
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN –   32,079

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.495

14. Date and place of transaction

18 JUNE 2015, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,316,514 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                             614,557 SHARES
BT GROUP INCENTIVE SHARE PLAN:   2,655,328 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM
PERSONAL HOLDING: 575,268 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                             574,175 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           1,233,801 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 431,823 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           193,971 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           601,568 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

JOHN PETTER

PERSONAL HOLDING: 122,745 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           227,505 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           524,663 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,689 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: 321,348 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           223,448 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           604,683 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,055 SHARES

NIGEL STAGG

PERSONAL HOLDING: 387,396 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           241,424 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           487,881 SHARES

GRAHAM SUTHERLAND

PERSONAL HOLDING: 111,502 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:                                                                           221,372 SHARES
BT GROUP INCENTIVE SHARE PLAN:                                                                           513,077 SHARES

16. Date issuer informed of transactions

18 JUNE 2015

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH – 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

19 JUNE 2015

END

Enclosure 26

19 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,330,000 ordinary shares at a price of 454.7906 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 26,560,257 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,346,666,995.

The above figure 8,346,666,995 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 27

22 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,310,000 ordinary shares at a price of 461.7983 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 27,870,257 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,345,356,995.

The above figure 8,345,356,995 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 28

23 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,550,000 ordinary shares at a price of 468.0773 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 29,408,908 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,343,818,344.

The above figure 8,343,818,344 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 29

24 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,538,000 ordinary shares at a price of 466.0437 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 30,946,908 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,342,280,344.

The above figure 8,342,280,344 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 30

25 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,552,128 ordinary shares at a price of 463.2759 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 32,499,036 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,340,728,216.

The above figure 8,340,728,216 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 31

26 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,572,000 ordinary shares at a price of 463.1815 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 34,071,036 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 8,339,156,216.

The above figure 8,339,156,216 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 32
29 June 2015

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL.

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,559,673 ordinary shares at a price of 460.1109 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,373,227,252 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 35,630,709 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 8,337,596,543.

The above figure 8,337,596,543 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

END

Enclosure 33

Tuesday 30 June 2015

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2015 its capital consisted of 8,373,227,252 ordinary shares with voting rights. On that date, BT Group plc held 35,616,024 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,337,611,228.

The above figure (8,337,611,228) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 06 July 2015